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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

June 19, 2015

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Term Fund I, File Nos. 333-202216 and 811-23032
Triloma EIG Global Energy Fund, File Nos. 333-202743 and 811-23040

Dear Ms. Miller:

On behalf of Triloma EIG Global Energy Term Fund I (the “Term Fund”) and Triloma EIG Global Energy Fund (the “Perpetual Fund” and together, the “Funds”), closed-end management investment companies, electronically transmitted for filing is Pre-Effective Amendment No. 3 to the Term Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and Pre-Effective Amendment No. 2 to the Perpetual Fund’s Registration Statement on Form N-2 under the 1940 Act (together, the “Amendments”). The purpose of the Amendments is to complete any outstanding items and to respond to your telephonic comments from June 4, 2015.  The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Amendments on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

BOTH FUNDS

SEC CORRESPONDENCE

Comment 1.                            Please confirm that the following disclosure will be included in the Funds’ future financial statements:

(1) Amount of Fees Waived and Amounts Contributed by Adviser;

(2) Expiration Date of Fees Waived;

(3) Other Operating Expense Ratio at the Time of Fee Waiver; and

(4) Distribution Rate at the Time of Fee Waiver.

Response 1.                         The Funds will provide the requested disclosure in future financial statements.

PROSPECTUS

Cover Page

Comment 2.                            Within the bold bullet-point risk factors, please state that distributions may be funded from expense support payments pursuant to the Fund’s Expense Support and Reimbursement Agreement, which may not continue in the future.

Response 2.                         The disclosure has been revised accordingly to state that EIG may discontinue paying certain Fund expenses in the future which could adversely affect the Fund’s future distributions.

Summary of Fees and Expenses

Comment 3.                            In footnote 5 to the Summary of Fees and Expenses, please include estimated total and per share dollar amounts for each Fund’s organizational and offering expenses.

Response 3.                         We have revised the disclosure to provide the estimated total dollar amount for each Fund’s organizational and offering expenses.

Comment 4.                            Please provide a supplemental explanation regarding the 0.5% reimbursement provided for due diligence expenses. If necessary, please add disclosure to the Summary of Fees and Expenses.

Response 4.                         We have removed the reference to the 0.50% reimbursement for due diligence expenses from the “Plan of Distribution” section. We have inserted bulletpoints in the “Fund Expenses” section to reflect that the Fund will pay for third-party due diligence expenses (i.e., expenses incurred by participating broker-dealers who retain third-party due diligence firms to perform due diligence on the Fund, the Advisor or the Sub-Advisor). This expense would be included in the “Other Expenses” line of the fee and expense table.

Fund Expenses

Comment 5.                            Please revise the Expense Support and Reimbursement Agreement disclosure section to reflect the frequency of expense payments and reimbursement payments. Please revise the disclosure to make it clearer in plain English how the expense payments and reimbursement arrangement will work.

Response 5.                         The disclosure has been revised accordingly. The Funds hereby confirm that the disclosure is provided in plain English.

Share Repurchase Program

Comment 6.                            As the Funds will engage in tender offers in accordance with Rule 13e-4 under the Securities Exchange Act of 1934, please remove the reference to the Investment Company Act of 1940.

Response 6.                         The disclosure has been revised accordingly.

Plan of Distribution

Comment 7.                            Please confirm whether the sales load will be paid by the Fund or by the shareholders, and revise the disclosure as needed.

Response 7.                         The disclosure has been revised accordingly to reflect that the sales load is paid by the Fund.

TRILOMA EIG GLOBAL ENERGY TERM FUND I

PROSPECTUS

Summary of Fees and Expenses

Comment 8. Please confirm supplementally that the change in the Term Fund’s sales load was in connection with the structural change from a master/feeder arrangement.

Response 8. The Term Fund hereby confirms that the sales load was adjusted in connection with the change in structure of the Term Fund and based on several conversations between Triloma Energy Advisors, LLC and potential broker-dealer selling agents.

Comment 9. Please explain supplementally the purpose and structure of the distribution and dealer manager fee.

Response 9. The Term Fund hereby confirms that the “distribution and dealer manager fee” is structured as a distribution and shareholder servicing fee. Beginning after the first calendar quarter following the close of the Term Fund’s offering period, the dealer manager will be paid 1% of the price at which shares were sold in the offering (net of all sales load), for services associated with the distribution of Term Fund shares and the servicing of Term Fund shareholder accounts. The structure of the distribution and dealer manager fee was based on several conversations between Triloma Energy Advisors, LLC and potential broker-dealer selling agents.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz